NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PE 10/21/2015

DIVISION OF
CORPORATION FINANCE

Received SEC

NOV 23 2015

Washington, DC 20549


15008481

November 23, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 11-23-15

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: The Walt Disney Company
Incoming letter dated October 21, 2015

Dear Ms. Brown:

This is in response to your letter dated October 21, 2015 concerning the shareholder proposal submitted to Disney by Matthew S. Hansen. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Matthew S. Hansen
*** FISMA OMB Memorandum M-07-16 ***

November 23, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Walt Disney Company
Incoming letter dated October 21, 2015

The proposal asks the board to approve the release of the film *Song of the South* on Blu-ray in 2016 for its 70th anniversary, allowing fans new and old the ability to enjoy the film in the format and clarity as it was intended to be viewed.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 21, 2015

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by Matthew S. Hansen

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by Matthew S. Hansen (the "Proponent") requesting "the release of the film *Song of the South* on blu-ray [sic] in 2016 for its 70th anniversary."

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act (the "Exchange Act"), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations.

Pursuant to Exchange Act Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter, and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

The Shareholder Proposal

On September 11, 2015, the Company received the Shareholder Proposal from the Proponent for inclusion in the Proxy Materials. The Shareholder Proposal, as fully set forth in Exhibit A, provides in relevant part:

> RESOLVED:
>
> The shareholders of The Walt Disney Company ask the Board of Directors to approve the release of the film *Song of the South* on blu-ray [sic] in 2016 for its 70th anniversary, allowing fans new and old the ability to enjoy the film in the format and clarity as it was intended to be viewed.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Shareholder Proposal implicates both of these considerations.

Just as decisions regarding the nature, presentation and content of programming and film production involve fundamental ordinary business matters, so to do decisions regarding distribution of those programs and films. The Company and its subsidiaries produce, acquire and distribute motion pictures in domestic and international theatrical and home video markets. As of 2014, the Company had approximately 2,900 active produced or acquired titles in the domestic and international home entertainment markets. Decisions regarding the selection and release of these films are core to the Company's business and are the responsibility of many individuals across the Company. These decisions involve a wide array of business considerations including: demand in various domestic and international markets; demographic appeal; the timing, content and market appeal of other releases by the Company and its competitors; related consumer products sales and tie-ins to theme park attractions; brand image; and contractual obligations across a variety of distribution platforms. None of these considerations, let alone the interaction among them, are appropriate for direct shareholder oversight. Rather, decisions regarding the release of motion pictures quintessentially involve tasks fundamental to management's ability to run the Company on a day-to-day basis. Were such decisions subject to director shareholder oversight, the Company would be significantly hindered in its day-to-day functions.

In addition to interfering with management's day-to-day operations, the Shareholder Proposal also seeks to "micro-manage" the Company. Specifically, the Shareholder Proposal instructs the Company to release one particular film (*Song of the South*) from among its approximately 2,900 titles, through a specific medium (Blu-ray) and within a specific timeframe (in connection with its 70th anniversary). Determinations about what, how and when to release a particular title are inherently complex, and shareholders as a group are not in a position to make informed decisions on such matters.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) for shareholder proposals that, like the subject Shareholder Proposal, relate to the day-to-day operations of deciding about the content, sale and/or manner of presentation of particular products and services. For example, the Staff has stated that "[p]roposals concerning the sale of particular products and services are generally excludable under Rule 14a-8(i)(7)." *See* Amazon.com, Inc. (March 27, 2015) (granting no-action relief with respect to a proposal requesting disclosure of potential reputational and financial risks that could result from negative public opinion pertaining to the treatment of animals used to produce products sold by the company on the basis that the proposal related to "the products and services offered for sale by the company"); Papa John's International, Inc. (February 13, 2015) (granting no-action relief with respect to a proposal requesting that the company expand its menu offerings to include vegan cheeses and vegan meats on the basis that the proposal related to "the products offered for sale by the company and does not focus on a significant policy issue"); Wal-Mart Stores, Inc. (March 20, 2014) (granting no-action relief with respect to a proposal requesting board oversight of determinations whether to sell certain products that endanger public safety and well-being, could impair the reputation of the company and/or would be offensive to family and community values on the basis that the proposal related to "the products and services offered for sale by the company"), *affirmed and cited in Trinity Wall Street v. Wal-Mart Stores, Inc.*, 1-14-cv-00405, at

*18 (3d Cir. July 6, 2015); Pepco Holdings, Inc. (February 18, 2011) (granting no-action relief with respect to a proposal requesting that the company pursue the solar market on the basis that the proposal related to "the products and services offered for sale by the company"); Dominion Resources, Inc. (February 3, 2011) (granting no-action relief with respect to a proposal requesting that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation on the basis that the proposal related to "the products and services offered for sale by the company"); General Electric Company (January 7, 2011) (granting no-action relief with respect to a proposal requesting that the company focus on defining, growing and enhancing aviation, medical, energy, transportation, power generation, lighting, appliances and technology businesses and deemphasize and reduce the role and influence of GE Capital on the basis such proposal "relates to the emphasis that the company places on the various products and services it offers for sale").

By seeking a shareholder vote on whether the Company should release *Song of the South*, the Shareholder Proposal does precisely what the proposals at issue in the above letters sought to do – subject to direct shareholder oversight ordinary business decisions about "the products and services offered for sale by the company." Indeed, as discussed further below, the Staff has consistently granted no-action relief under Rule 14a-8(i)(7) for proposals that relate to the "nature, presentation and content of programming and film production." While the proposals in that line of letters addressed the content of films generally rather than the distribution of specific films, we believe those letters are also instructive and support a determination that the Shareholder Proposal relates to the Company's ordinary business operations.

The Shareholder Proposal Does Not Involve a Significant Policy Issue.

As set out in the 1998 Release, proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

As described above, the Shareholder Proposal requests that the Company release *Song of the South* on Blu-ray for its 70th anniversary. The Proponent argues in his cover letter that, while "normally the release of a film to home video would be considered a part of ordinary business operations ... [t]he case of *Song of the South* is an exception due to the controversy surrounding the film stemming from the Company's long-standing opposition to a home video release." Within the Shareholder Proposal, the Proponent asserts that the Company has withheld the film from release due to "elements in the film that would not feel right to a number of people today," then lists other "potentially offensive" films that have been released by the Company. These assertions do not establish that the issue of whether to release *Song of the South* should be viewed as a significant policy issue.

As noted, the significant policy issue position prevents exclusion of a proposal as related to ordinary business if the topic of the proposal "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." Accordingly, and as is appropriate, an issue must meet certain standards to be deemed a significant policy issue. In determining whether an issue should be deemed a significant policy issue, the Staff considers whether the issue has been the subject of widespread and/or sustained public debate. The controversy referred to by the Proponent over the Company's determination not to release *Song of the South* on home video does not meet this standard. The Company's determination not to issue the film on home video has, at most, been the subject of questions at a few of the Company's shareholder meetings and the writings of a limited number of ardent fans of the film. It has not been the subject of widespread or sustained public debate.

Further, the Proponent's references to the previous release of "other potentially offensive" films and to racial stereotypes within those other films do not change the fundamental ordinary business nature of the Shareholder Proposal – whether the Company should release one of its approximately 2,900 titles to enable "fans new and old the ability to enjoy the film in the format and clarity as it was intended to be viewed." Even if one takes the view that the Shareholder Proposal relates to the content of the film (rather than whether, when and how to release the film), the Shareholder Proposal would be properly excludable. In particular, the Proponent's reference to racial stereotypes does not render the underlying issue a significant policy issue of the type referred to in the 1998 Release. Rather, the underlying issue is whether, in light of all the circumstances the Company must consider in making distribution decisions, a specific film should be issued on Blu-ray. In this regard, the Staff has consistently granted no-action relief to the Company with respect to shareholder proposals related to the nature, presentation and content of programming and film production, including where proponents requested that the Company report on steps it had taken to avoid negative stereotypes in its products, on the basis that the proposal related to the Company's "ordinary business operations (i.e., the nature, presentation and content of programming and film production)." The Walt Disney Company (November 30, 2007) (proponent's request for reconsideration denied); The Walt Disney Company (November 22, 2006) (same); The Walt Disney Company (November 9, 2004) (granting no-action relief pursuant to Rule 14a-8(i)(7) with respect to a proposal requesting that the Company eliminate "liberal bias" in its news broadcasts and political-content films, on the basis that the proposal related to "Disney's ordinary business operations (i.e., the nature, presentation and content of programming and film production)"). *See also* FedEx Corporation (July 11, 2014) (granting no-action relief with respect to a proposal requesting a report on reputational damage to the company from its association with the Washington, D.C. NFL franchise team on the basis that the proposal related to the manner in which "the company advertises its products and services").

Accordingly, we do not believe the Shareholder Proposal relates to a significant policy issue and, therefore, may properly be excluded as related to the Company's ordinary business operations.

Conclusion

For the foregoing reasons, and consistent with the Staff's prior no-action letters, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Matthew S. Hansen

*** FISMA OMB Memorandum M-07-16 ***

EXHIBIT A

Walt Disney's Song of the South



September 9, 2015

RECEIVED
SEP 11 2015
ALAN BRAVERMAN

VIA OVERNIGHT COURIER

Alan N Braverman
Senior Executive Vice President, General Counsel and Secretary
The Walt Disney Company
500 S Buena Vista St MC 1030
Burbank, California 91521-1030

Dear Secretary Braverman:

I respectfully submit the enclosed shareholder proposal for inclusion in the 2016 proxy statement pursuant to the 2015 proxy statement of The Walt Disney Company and in accordance with Rule 14a-8 of the Securities and Exchange Act of 1934. I intend to present the proposal at the 2016 Annual Meeting of Shareholders.

I have continuously owned Walt Disney Company stock with a value exceeding $2,000 for a year prior to and including the date of this proposal. I intend to hold all shares through the date of the upcoming Annual Meeting of Shareholders.

Normally the release of a film to home video would be considered a part of ordinary business operations and would not necessitate a shareholder proposal and would be excluded from the Annual Meeting under rule 14a-8(i)(7). The case of Song of the South is an exception due to the controversy surrounding the film stemming from the Company's long-standing opposition to a home video release. Therefore, for the sake of preserving this landmark film for future generations of cinema students to study and learn from; I, as well as others such as Disney Legend Floyd Norman, humbly request that you consider this proposal for the release of an archival blu-ray of Song of the South.

Sincerely yours,

Matthew S. Hansen

Matthew S. Hansen

*** FISMA OMB Memorandum M-07-16 ***

Song of the South Release

RESOLVED:
The shareholders of The Walt Disney Company ask the Board of Directors to approve the release of the film *Song of the South* on blu-ray in 2016 for its 70th anniversary, allowing fans new and old the ability to enjoy the film in the format and clarity as it was intended to be viewed.

Nearly seventy years ago, Walt Disney released a groundbreaking feature length film that blended live action with animation. *Song of the South* is a heartwarming tale of friendship and brotherhood set during the Reconstruction Era. It went on to win two Academy Awards: one for Best Song for Zip-a-dee-doo-dah, and a special award for James Baskett for his portrayal of Uncle Remus. It also formed the basis for the popular ride Splash Mountain, which unfortunately most who enjoy this attraction are unaware it is based on a Disney film.

In the past the Board of Directors have claimed they have withheld the film from release due to what they feel are elements in the film that would not feel right to a number of people today.

The Board has allowed other potentially offensive films to be released, some on multiple occasions, such as *Peter Pan*, without hesitation. *Pluto's Dream House* is a Mickey Mouse short wherein Mickey finds a magic lamp with a racially stereotyped African-American voice. *Der Fuehrer's Face* is an Academy Award winning Donald Duck short film depicting Donald living as a Nazi during WWII. *Commando Duck* is a Donald Duck short depicting multiple stereotypes of Japanese soldiers. Mickey Mouse disguises himself as a Native American chief in *Mr. Mouse Takes a Trip*.

Leonard Maltin explained on the Walt Disney Treasures DVD releases that these films either had harmless gags, a good laugh needed by moviegoers during the war, or were a staple of comedy of the time such as dialect humor and that although not acceptable today, instead of leaving them on the shelf it is better to understand their context and realize how far we've come since then.

SUPPORTING STATEMENT:
Included with his permission from his foreword to the 2012 book *Who's Afraid of the Song of the South?* by Jim Korkis; Floyd Norman, The Walt Disney Company's first African-American animator, said:

> "Why bury the wonderful performances of James Baskett, Hattie McDaniel, and Ruth Warrick? Why deny animation fans some of the finest cartoon animation to ever come out of the Disney Studios? Hearing the voice performances of Johnny Lee as Brer Rabbit and Nick Stewart as Brer Bear never fails to bring a smile to my face. America has come a long way since a little black kid sat in a movie theater in Santa Barbara and dreamed of a Disney career. Maybe it's not too much to hope that the Disney Company might one day get over its self-imposed fears and finally find its own Laughing Place."

September 23, 2015

VIA OVERNIGHT COURIER

Matthew S. Hansen

*** FISMA OMB Memorandum M-07-16 ***

Dear Mr. Hansen:

This letter acknowledges that we received on September 11, 2015, your letter dated September 9, 2015 submitting a proposal for consideration at the Company's 2016 annual meeting of stockholders regarding Song of the South.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e). We will review the proposal with the Board of Directors, which will determine its response to the proposal. If the proposal is included in the proxy statement for the 2016 Annual Meeting, our shareholder services department will be in touch with you regarding the logistics for presenting the proposal closer to the time of the annual meeting.

Sincerely yours,

Roger J. Patterson

From:	Matthew Hansen*** FISMA OMB Memorandum M-07-16 ***
Sent:	Monday, October 05, 2015 7:48 PM
To:	Patterson, Roger
Subject:	Song of the South Shareholder Proposal

Roger,

I have decided to continue with my proposal.

Sincerely,

Matthew Hansen